Exhibit 99(a)(1)(A)

MONROE CAPITAL INCOME PLUS CORPORATION
155 North Wacker Drive, 35th Floor
Chicago, Illinois 60606

If you do not want to sell your shares of common stock at this time, please disregard this notice.
This is simply a notification of the Company’s repurchase offer.

April 30, 2026

Dear Shareholder:

This letter serves to inform you of important dates relating to a repurchase offer (“Offer”) by Monroe Capital Income Plus Corporation (the “Company”). If you are not interested in tendering your shares of common stock in the Company (“Shares”) for repurchase at this time, please disregard this notice and take no action.

Please note that if you purchased your Shares on or after April 30, 2025, your Shares are ineligible to be repurchased pursuant to the Offer because they are subject to a one-year lock-up period pursuant to the subscription agreement that you entered when you purchased your Shares. If you purchased your Shares before April 30, 2025, your Shares are eligible to be repurchased pursuant to the Offer. The sale of Shares may also be subject to income and transfer taxes.

The tender offer period will begin on April 30, 2026 and end at 11:59 p.m., Eastern Time, on May 29, 2026. The purpose of the tender offer is to provide liquidity to shareholders of the Company. Shares may be presented to the Company for repurchase only by tendering them during the tender offer period.

If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or e-mail to the Company’s Transfer Agent, Ultimus Fund Solutions, LLC, Attention: Monroe Capital Income Plus Corporation, using one of the below options as instructed in the Letter of Transmittal:

Standard Mail – P.O. Box 46707, Cincinnati, OH 45252

Overnight Mail – 225 Pictoria Dr, Suite 450, Cincinnati, OH 45252

E-Mail – MCIP@ultimusfundsolutions.com

If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein. The method of delivery of the Letter of Transmittal and all other required documents is at the election and sole risk of the tendering shareholder.

All tenders of Shares must be received in good order by the Company’s Transfer Agent by 11:59 p.m., Eastern Time, on May 29, 2026.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call (855) 700-7970.

Sincerely,

Monroe Capital Income Plus Corporation